[MERCANTIL BANK HOLDING CORPORATION LETTERHEAD]

December 18, 2018

BY EDGAR

Erin Purnell

Staff Attorney, Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Mercantil Bank Holding Corp
Registration Statement on Form S-1
File No. 333-227744

Ladies and Gentlemen:

In accordance with Rule 461 of the United States Securities and Exchange Commission’s General Rules and Regulations under the Securities Act of 1933, Mercantil Bank Holding Corporation (the “Company”) hereby requests that the effective time and date of the Company’s Registration Statement on Form S-1, as amended, (File No. 333-227744) (the “Registration Statement”) be accelerated to today at 4:15 p.m., Eastern time, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm effectiveness with our counsel, Chip MacDonald of Jones Day, at (404) 581-8622.

Please call Chip MacDonald if you have any questions concerning the foregoing. Thank you for your attention to this matter.

[Signature Page Follows]

Very truly yours,

Mercantil Bank Holding Corporation

By:	/s/ Millar Wilson
Name: Millar Wilson
Title: Chief Executive Officer

cc:	Ralph F. MacDonald, III, Jones Day

[Company Acceleration Request]